[redacted]

SECU 10027227 MISSION

SEC Mail Processing Section

FEB 23 2010

Washington, DC 110

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SEC FILE NUMBER
8- 52647

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PCS Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Market Street Suite 3310E
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Shappell — (215) 575-7103
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Shappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Distributors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
DEBORAH E. FARRIS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 5, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*A SIPC Supplemental Report is attached however; PCS Distributors, LLC has certified that it can claim exclusion from membership due to the nature of its business activities.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

PCS Distributors, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of PCS Distributors, LLC (the Company) as of December 31, 2009 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Distributors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

Abington, Pennsylvania
February 16, 2010

PCS Distributors, LLC
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents (Note 2)	$	52,780
Due from related entity		63,875
Prepaid expenses and deposits		7,362
Total assets	$	124,017
Liabilities and Partner's Captial		
Accrued expenses	$	15,398
Due to related entity		1,312
Total liabilities		16,710
Commitments and contingent liabilities		
Member's equity		107,307
Total member's equity		107,307
Total liabilities and member's equity	$	124,017

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Income
For the Year Ended December 31, 2009

Revenue	
Commissions and 12b-1 Fees	$ 103,941
Interest	167
Miscellaneous	39
Total revenue	104,147
Expenses	
Compensation	39,584
Regulatory fees and expenses	3,347
Professional fees	13,890
Other	4,161
Total expenses	60,982
Income before income taxes	43,165
Provision for income taxes (Note 2)	-
Net income	$ 43,165

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

Balance at January 1, 2009	$	67,142
Member's contributions		15,000
Member's distributions		(18,000)
Net income for the year		43,165
Balance at December 31, 2009	$	107,307

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 43,165
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Prepaid expenses and deposits	(4,036)
Due from related entity	(63,875)
Increase (decrease) in liabilities:	
Accrued expenses	8,748
Due to related entity	(2,873)
Net cash used in operating activities	(18,871)
Cash flows from financing activities:	
Member's contributions	15,000
Member's distributions	(18,000)
Net cash used in financing activities	(3,000)
Net decrease in cash	(21,871)
Cash at beginning of year	74,651
Cash at end of year	$ 52,780
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company and is a wholly owned subsidiary of Professional Capital Services, LLC (the Parent). The Parent is owned by a group of investors who are also partners in Dilworth Paxson LLP. The Parent is a third-party administration, daily valuation recordkeeping and pension consulting firm. The Company operates pursuant to SEC Rule 15c3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA membership and permission to operate in 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

Basis of Presentation – The financial statements include only those assets, liabilities and results of operations that relate to PCS Distributors, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to its Parent.

Revenues and Expenses – Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded when received. Expenses are recognized on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 16, 2010, the date the financial statements were issued.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes – No provision has been made for federal and state income taxes since such taxes are individually paid for by the members of the Parent.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its Parent. To the extent not funded from the net cash flow of the Company, the Parent has agreed to fund all of the ordinary operating costs and expenses of the Company. The Parent provides staff and other services to the Company. As such the parent allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The expense allocated during the year ended December 31, 2009 under this agreement was $39,584. At December 31, 2009 the Company owed PCS $1,312.

It is the intent of the Parent to withdraw the net income of the Company on an ongoing basis. The Parent does not intend to impact the Company's net capital by these future withdrawals.

Under a separate agreement, the Company has loaned funds to The Advisor Lab, LLC ("TAL"), which is another related entity controlled by the principals of the Parent. During the fiscal year ended December 31, 2009 the Company loaned TAL $63,875 and $63,875 is owed the Company at December 31, 2009. Amounts in excess of $50,000 are to be repaid with interest at the lowest applicable federal rate, but in no event less than 3% per annum, and in no event more than 6% per annum.

4. NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $36,070 which was $31,070 in excess of its net capital requirements of $5,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was .46 to 1.

PCS Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2009

Schedule I

COMPUTATION OF NET CAPITAL

Total member's equity	$ 107,307
Deduct member's equity not allowable for Net Capital:	-
Total member's equity qualified for Net Capital	107,307
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and deposits	7,362
Due from related entity	63,875
Total non-allowable assets	71,237
Net Capital	$ 36,070

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 16,710
Percentage of aggregate indebtedness to Net Capital	46%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

PCS Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2009 **Schedule I (Continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $16,710)	$	1,114
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	31,070
Excess Net Capital at 1000%	$	34,399

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

PCS Distributors, LLC

Computation for Determination of the

Reserve Requirements Under Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2009

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Managing Members
PCS Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of PCS Distributors, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing members, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samille & Company

Abington, Pennsylvania
February 16, 2010

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

Managing Member
PCS Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by PCS Distributors, LLC (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows; compared the total revenues and each revenue classification in the Company's audited financial statements on Form X-17A-5 for the year ended December 31, 2009 to Certification of Exclusion From Membership (Form SIPC-3) that the Company's business consisted exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, the sale of variable annuities and the business of insurance.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 16, 2010

PCS Distributors, LLC
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2009

TABLE OF CONTENTS